EXHIBIT 2

LETTER DATED JANUARY 10, 2005 TO

SELECTICA, INC. FROM TRILOGY, INC.

TRILOGY®

January 10, 2005

Mr. Vince Ostrosky

CEO, Chairman of the Board

Selectica, Inc.

3 West Plumeria Drive

San Jose, CA 95134

Gentlemen:

You may be aware that during the last two years Trilogy and Selectica have engaged in discussions regarding a potential business relationship. We continue to believe that an acquisition of Selectica by Trilogy provides the best alternative and value for your shareholders, your employees and your customers. This letter outlines the terms under which Trilogy, Inc., directly or through a wholly owned subsidiary, proposes to acquire all of the outstanding shares of Selectica.

We propose a transaction whereby the entire equity interest of Selectica would be acquired by Trilogy for a cash consideration of $4.00 per share on a fully diluted basis. The proposal is conditioned upon acquiring 100% of the capital stock of Selectica free and clear of any options, liens or other claims. In addition, the proposal is based on the assumption that Selectica’s pending acquisition of I-Many, Inc.(“I-Many”) will not be consummated in light of the fact that I-Many’s largest shareholder has publicly stated that it intends to vote against the merger with Selectica. If Selectica’s acquisition of I-Many proceeds and is consummated, we would adjust the proposed purchase price per share.

To further demonstrate our interest in this acquisition, we have accumulated in excess of 4% of Selectica’s outstanding stock. As a shareholder, we have watched with interest and concern the recent direction of the company. This has confirmed our belief that a transaction as contemplated in this letter is in the best interest of Selectica shareholders. That belief is based on several factors including:

1.	The offer represents a (20.0%) premium based on the most recent closing price.

2.	Selectica continues to operate at a loss and we are concerned that the continuing revenue attrition combined with operating losses will further erode shareholder value. Over the last twelve months alone Selectica has lost in excess of $13 million on an operating income basis.

3.	The cash offer provides an immediate liquidity event for all Selectica shareholders. Give the current trading volume in Selectica stock it would take approximately one year for all shares to be traded one time in the market.

Furthermore, we are intimately familiar with the configuration software space and believe our collective expertise would add greatly to the strength of a combined business.

The purchase price will be provided from Trilogy’s currently available funds. This proposal is subject to satisfactory completion of our due diligence investigation of Selectica which we are prepared to commence immediately. Such due diligence investigation would be conducted by accountants, technical employees, attorneys and other advisors selected by Trilogy and would be governed by the Mutual Nondisclosure Agreement by and between Trilogy and Selectica, dated August 20, 2004.

We anticipate that a definitive merger agreement would be negotiated and entered into as soon as possible that would contemplate a meeting of your stockholders to approve the combination. The agreement would contain representations, warranties, covenants and conditions customary in similar transactions, including compliance with applicable statutory, regulatory, charter and contractual requirements as well as the obtaining of all necessary third party consents.

We are prepared to meet with you and your advisors immediately to discuss this proposal in more detail and look forward to your early response. We ask that you contact Sean Fallon, Vice President of Finance, at (512) 874-4021 as soon as possible but in no event later than Friday, January 14, 2005.

Sincerely,

Trilogy, Inc.

/s/ Joseph A. Liemandt
Joseph A. Liemandt
President and CEO